Exhibit (a)(5)(i)

BALLY TECHNOLOGIES PLANS TO LAUNCH MODIFIED

DUTCH AUCTION TENDER OFFER TO PURCHASE

UP TO $400 MILLION OF ITS COMMON STOCK

LAS VEGAS, April 7, 2011 — Bally Technologies, Inc. (NYSE:  BYI), a leader in slots, video machines, casino management, and networked and server-based systems for the global gaming industry, announced today its plan to launch a modified “Dutch auction” tender offer to purchase shares of its common stock.

Bally will offer to purchase up to $400 million in value of its common stock at a price not greater than $40.00 nor less than $34.50 per share.  The tender offer is expected to commence tomorrow, April 8, 2011, and expire at 5 p.m. New York City time, on Friday, May 6, 2011, unless extended.  In accordance with the rules of the Securities and Exchange Commission, Bally may increase the value of shares purchased in the offer and thereby increase the number of shares accepted for payment in the offer by no more than 2 percent of the outstanding shares without amending or extending the tender offer.

A modified “Dutch auction” tender offer allows stockholders to indicate how many shares and at what price(s) they wish to tender their shares within the specified share price range.  Based on the number of shares tendered and the prices specified by the tendering stockholders, Bally will determine the lowest price per share within the range that will allow Bally to purchase $400 million in value of its common stock, or a lower amount depending on the number of shares properly tendered and not properly withdrawn.  All shares purchased by Bally will be purchased at the same price.  If the tender offer is fully subscribed, then $400 million in value of common stock will be purchased, representing approximately 18.9 percent to 21.9 percent of Bally’s issued and outstanding shares as of April 7, 2011.

If, based on the final purchase price determined in the tender offer, more than $400 million in value of shares are properly tendered and not properly withdrawn, then Bally will purchase shares tendered at or below the per-share purchase price on a pro rata basis as will be specified in the offer to purchase, which will be distributed to stockholders shortly.  The tender offer will not be conditioned upon any minimum number of shares being tendered, but will be subject to the completion of new credit facilities and other conditions that will be described in the offer to purchase.

Bally expects to fund share purchases in the tender offer with funds from the new credit facilities, which is expected to be in place at least five business days prior to the closing of the tender offer.  Stockholders who have questions may call BofA Merrill Lynch at (888) 803-9655; Mitsubishi UFJ Securities at (877) 649-6848; or Wells Fargo Securities, LLC at (800) 532-2916, the dealer managers for the tender offer.  The information agent for the tender offer is Morrow & Co., LLC, and the depositary is American Stock Transfer & Trust Company, LLC.  The offer to purchase, the letter of transmittal, and the related materials will be mailed to Bally stockholders shortly after commencement. Stockholders who have questions or would like additional copies of the tender offer documents, when available, may call the information agent at (800) 607-0088.  Banks and brokers may call (800) 662-5200.

While Bally’s Board of Directors has approved the making of the tender offer, none of Bally, its Board of Directors, the dealer managers, the depositary, or the information agent make any recommendation to any stockholder as to whether to tender or refrain from tendering any shares or as to the price or prices at which stockholders may choose to tender their shares. Bally has not authorized any person to make any such recommendation.  Stockholders must decide whether to tender their shares and, if so, how many shares to tender and at what price or prices.  In doing so, stockholders should carefully evaluate all of the information in the offer to purchase, the letter of transmittal, and the related materials, when available, before making any decision with respect to the tender offer, and should consult their own financial and tax advisors.

Bally’s directors and executive officers have advised Bally that they do not intend to tender their shares in the tender offer.

About Bally Technologies, Inc.

With a history dating back to 1932, Las Vegas-based Bally Technologies designs, manufactures, operates, and distributes advanced gaming devices, systems, and server-based technology solutions worldwide.  Bally’s product line includes reel-spinning slot machines, video slots, wide-area progressives, and Class II, lottery, and central determination games and platforms.  As the world’s No. 1 gaming systems company, Bally also offers an array of casino management, slot accounting, bonusing, cashless, and table-management solutions.  Additional Company information, including the Company’s investor presentation, can be found at BallyTech.com.

Tender Offer Statement

The tender offer described in this release has not yet commenced.  This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares of Bally common stock.  The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal, and related materials, which are expected to be mailed to stockholders shortly.  Stockholders should read carefully the offer to purchase, the letter of transmittal, and other related materials when they are available because they will contain important information.  Stockholders may obtain free copies of the offer to purchase and other related materials when filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov.  In addition, stockholders also may obtain a copy of these documents, when available, free of charge, by calling Morrow & Co., LLC, Bally’s information agent for the tender offer, at (800) 607-0088.

Forward-Looking Statements

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that are subject to substantial risks and uncertainties.  These statements may be identified by the use of words such as “assumption,” “believes,” “estimates,” “expects,” “goals,” “guidance,” “plans,” “will,” and other words of similar meaning.  Such information involves important risks and uncertainties that could significantly affect Bally’s results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements.  Future results, including the results of the tender offer, may be adversely affected as a result of a number of risks that are detailed from time to time in Bally’s filings with the Securities and Exchange Commission.  Bally undertakes no obligation to update the information in this press release and represents that the information is only valid as of today’s date.

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— BALLY TECHNOLOGIES, INC. —